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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 13E-4
                                AMENDMENT NO. 2
                               (FINAL AMENDMENT)

                         ISSUER TENDER OFFER STATEMENT
                        (PURSUANT TO SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                                ZERO CORPORATION
                                (NAME OF ISSUER)

                                ZERO CORPORATION
                                      AND
                              ELECTRONIC SOLUTIONS
                      (NAMES OF PERSONS FILING STATEMENT)

                               ----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  989484 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            WILFORD D. GODBOLD, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ZERO CORPORATION
                      444 SOUTH FLOWER STREET, SUITE 2100
                       LOS ANGELES, CALIFORNIA 90071-2922
                                 (213) 629-7000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                               ----------------

                                    COPY TO:

                             PETER F. ZIEGLER, ESQ.
                            GIBSON, DUNN & CRUTCHER
                             333 SOUTH GRAND AVENUE
                       LOS ANGELES, CALIFORNIA 90071-3197
                                 (213) 229-7000

                                FEBRUARY 1, 1996

     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                               ----------------

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**


             $71,343,870.75                             $14,269

(*) The Transaction Valuation is based upon the purchase of 4,019,373 shares at $17.75 per share.
(**) The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percentum of the value of the securities to be acquired. The amount of $14,400 was previously paid with the Schedule 13E-4 filed by ZERO Corporation and Electronic Solutions on February 1, 1996.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     AMOUNT PREVIOUSLY PAID:  $14,400      FILING PARTIES:  ZERO CORPORATION
                                                            AND ELECTRONIC
                                                            SOLUTIONS

     FORM OR
     REGISTRATION NO.: SCHEDULE 13E-4      DATE FILED:      FEBRUARY 1, 1996

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  This Amendment No. 2 (Final Amendment), dated March 12, 1996, amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated February 1, 1996, as amended by Amendment No. 1, dated February 22, 1996 (the "Schedule 13E-4") of ZERO Corporation, a Delaware corporation (the "Company"), and Electronic Solutions, a Nevada corporation and a wholly owned subsidiary of the Company (the "Subsidiary"; the Company and the Subsidiary are referred to herein collectively as the "Purchasers"), filed with the Securities and Exchange Commission in connection with the Purchasers' offer to purchase up to 4,000,000 shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a price, net to the seller in cash, without interest thereon, not greater than $18.00 nor less than $15.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 13E-4 and incorporated by reference therein.

  Items 8 and 9 and the Exhibit Index of the Schedule 13E-4 are hereby supplemented and amended by adding the following:

ITEM 8. ADDITIONAL INFORMATION

  At 12:00 midnight, New York City time, on Thursday, February 29, 1996 (the "Expiration Date"), the Offer expired. Based on the information provided by First Interstate Bank of California (the "Depositary"), a total of 6,329,998 Shares were validly tendered and not withdrawn, including Shares for which certificates were delivered to the Depositary pursuant to the guaranteed delivery procedure set forth in the Offer to Purchase. The Purchasers have elected to purchase 4,019,373 Shares at a Purchase Price of $17.75 per Share. Pursuant to the Offer, the Purchasers increased the number of Shares to be purchased by 19,373, as permitted without requiring an extension of the Offer. The Purchasers accepted for purchase all Shares that were validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to conditional tenders. No proration was required. After giving effect to the Purchasers' purchases of Shares pursuant to the Offer, the total number of Shares outstanding is 12,098,947. The Company purchased 29.9 percent, and the Subsidiary purchased 70.1 percent, respectively, of the Shares accepted for purchase from each tendering stockholder in accordance with the terms of the Offer.

  Copies of the Purchasers' press releases dated March 1, 1996, March 4, 1996 and March 7, 1996 announcing the preliminary results of the Offer, the revised preliminary results of the Offer and the final results of the Offer, respectively, are attached hereto as Exhibits (a)(10), (a)(11) and (a)(12), and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(10) Form of Press Release issued by the Purchasers on March 1, 1996.

  (a)(11) Form of Press Release issued by the Purchasers on March 4, 1996.

  (a)(12) Form of Press Release issued by the Purchasers on March 7, 1996.


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                                   SIGNATURES

  After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          ZERO CORPORATION

                                               /s/ WILFORD D. GODBOLD, JR.
                                          By:__________________________________
                                                  Wilford D. Godbold, Jr.
                                               President and Chief Executive
                                                          Officer

                                          ELECTRONIC SOLUTIONS

                                               /s/ WILFORD D. GODBOLD, JR.
                                          By:__________________________________
                                                  Wilford D. Godbold, Jr.
                                                         Chairman
Dated: March 12, 1996

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                               INDEX TO EXHIBITS

 EXHIBIT NO.                         DESCRIPTION                          PAGE
 -----------                         -----------                          ----
 (a)(10)     Form of Press Release issued by the Purchasers on March 1,
             1996.
 (a)(11)     Form of Press Release issued by the Purchasers on March 4,
             1996.
 (a)(12)     Form of Press Release issued by the Purchasers on March 7,
             1996.

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